UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Mindray Medical International Limited

(Name of Issuer)

Class A Ordinary Shares**

American Depository Shares

(Title of Class of Securities)

602675100

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Not for trading, but only in connection with the registration of American Depositary Shares each representing one Class A ordinary share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 602675100	SCHEDULE 13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Able Choice Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 4,654,655(1)
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 4,654,655(2)
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,654,655
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%(3)
12	TYPE OF REPORTING PERSON* CO

(1)

Includes (i) 4,215,155 Class A ordinary shares held directly by Able Choice Investments Limited; and (ii) 439,500 ordinary shares issuable upon the exercise of options held by Able Choice Investments Limited.

(2)	See Notes 1 and 2 above.
(3)

Assumes conversion of all Class B ordinary shares into the same number of Class A ordinary shares. The percentage is based on 108,339,863 total shares, which includes (i) 107,900,363 outstanding ordinary shares as of December 31, 2007; and (ii) 439,500 ordinary shares issuable pursuant to options held by Able Choice Investments Limited.

CUSIP No. 602675100	SCHEDULE 13G	Page 3 of 5 Pages

Item 1	(a)	Name of Issuer:

Mindray Medical International Limited

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

Mindray Building, Keji 12th Road South, Hi-tech Industrial Park, Nanshan, Shenzhen, 518057, People’s Republic of China

Item 2	(a)	Name of Person Filing:

Able Choice Investments Limited

Item 2	(b)	Address of Principal Business Office or, If None, Residence; Citizenship:

Able Choice Investments Limited P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

Item 2	(c)	Citizenship:

Able Choice Investments Limited - BVI

Item 2	(d)	Title of Class of Securities:

Class A ordinary shares, par value HK$0.001 American Depositary Shares

Item 2	(e)	CUSIP Number:

602675100

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

CUSIP No. 602675100	SCHEDULE 13G	Page 4 of 5 Pages

Item 4.	Ownership

	(a)	Amount Beneficially Owned:

Reporting person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Able Choice Investments Limited	4,654,655 ordinary shares	4.3%	4,654,655 ordinary shares	0	4,654,655 ordinary shares	0

Assumes conversion of all Class B ordinary shares into the same number of Class A ordinary shares. The percentage is based on 108,339,863 total shares, which includes (i) 107,900,363 outstanding ordinary shares as of December 31, 2007; and (ii) 439,500 ordinary shares issuable pursuant to options held by Able Choice Investments Limited.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2008

Able Choice Investments Limited

By:	/s/ Li Xiting
Name:	Li Xiting
Title:	Director